

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2024

Chao Gao
Chief Executive Officer
Scage Future
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People's Republic of China

> **Re: Scage Future**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted June 20, 2024**
> **CIK No. 0002000366**

Dear Chao Gao:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted June 20, 2024

The PRC government has significant authority to exert influence on the China operations..., page 49

1. We note the changes you made to your disclosure appearing in the risk factor section relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted on March 8, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure

relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." We do not believe that your revised disclosure conveys the same risk. Please restore your disclosure in this risk factor to the disclosure as it existed in the registration statement as of March 8, 2024.

Certain Unaudited Projected Financial Information, page 105

2.	We note your response to comment 3. Revise to clearly describe the basis for projected revenue growth, quantifying where applicable, along with the factors or contingencies that would affect such growth ultimately materializing.

Compensation of Directors and Executive Officers, page 223

3.	Please update your compensation disclosure for the fiscal year ended June 30, 2024.

Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ke (Ronnie) Li